UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 May 2009

Commission File No. 0-17630
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  Total Voting Rights

CRH plc (“the Company”) Voting Rights and Capital

-----------------------

In conformity with Regulation 20 of the Transparency (Directive

2004/109/EC) Regulations 2007, CRH plc announces that:

The total number of Ordinary Shares of €0.32 each in issue as at the date of this notice is 707,178,440 . As at 29 th May 2009, the

Company holds 15,035,461 Treasury Shares.

The total number of voting rights is, therefore, 692,142,979.

The above figure 692,142,979 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CRH plc under the Transparency (Directive 2004/109/EC)

Regulations 2007 and the Interim Transparency Rules.

29th May 2009

Contact

Angela Malone
Company Secretary

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date    29 May 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director